Exhibit 12.1
RATIO OF EARNINGS TO COMBINED
FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
The following table sets forth our ratios of earnings to combined fixed charges and preferred stock dividends for each of the periods indicated:

	Year Ended December 31,
	2017	2016	2015	2014	2013
Fixed charges(1)	$114,616	$74,279	$46,129	$33,825	$52,763
Preferred stock dividends	20,812	20,812	20,813	20,812	15,854
Combined fixed charges and preferred stock dividends	135,428	95,091	66,942	54,637	68,617

Combined fixed charges and preferred stock dividends	135,428	95,091	66,942	54,637	68,617
Net income (loss) available to common shares	160,449	(4,421)	(25,578)	404,797	(491,636)
Earnings(2)	$295,877	$90,670	$41,364	$459,434	$(423,019)

Ratio of earnings to combined fixed charges and preferred stock dividends	2.18	0.95	0.62	8.41	(6.16)
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(1)	Fixed charges consist of interest expense on all indebtedness.

(2)
For purposes of computing the ratio of earnings to combined fixed charges and preferred stock dividends, earnings represent net income (loss) plus fixed charges and preferred stock dividends (where applicable).

For the years ended December 31, 2016, December 31, 2015 and December 31, 2013 earnings were insufficient to cover combined fixed charges and preferred stock dividends by approximately $4.4 million, $25.6 million and $491.6 million, respectively.